DNA PRECIOUS METALS, INC.
[Stationary]

January 25, 2015
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:   Myra Moosariparambil

Re:          Form 10-K for the Year Ended December 31, 2013
Filed March 26, 2014
Amendment No. 2 to Form 10-K for the Year Ended
December 31, 2013 and filed December 31, 2014
Response letter dated  January 13, 2015
File No. 000-54937

Dear Sir/Madam:

Please be advised that our legal counsel has been suffering from medical problems and is having surgery tomorrow.

In order to provide the Company and our counsel with sufficient time to respond to the comment letter, request is hereby made that the response letter be filed no later than February 11, 2015

Thanking you in advance for your cooperation in this matter

Sincerely,

/s/James Chandik

James Chandik, director